UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number: 001-35224

Xunlei Limited

4/F, Hans Innovation Mansion, North Ring Road

No. 9018 High-Tech Park, Nanshan District

Shenzhen, 518057

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xunlei Limited

By	:	/s/ Tao Thomas Wu
Name:	:	Tao Thomas Wu
Title:	:	Chief Financial Officer

Date: March 13, 2015

Exhibit Index

Exhibit 99.1—Press Release

Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS

FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2014

Shenzhen, China, March 11, 2015 – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), China’s leading provider of acceleration products and services, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2014.

Fourth Quarter 2014 Financial Summary

•	Total revenues were US$46.7 million, a 7.1% increase from the corresponding period of last year and a 5.2% decrease from the previous quarter.

•	Subscription revenues were US$23.2 million, a 3.1% decrease from the corresponding period of last year and a 6.8% decrease from the previous quarter.

•	Operating loss was US$6.0 million, compared with US$10.0 million in the corresponding period of last year and US$2.2 million in the previous quarter.

•	Non-GAAP operating loss[1] was US$3.6 million, compared with US$9.0 million in the corresponding period of last year and $0.3 million in the previous quarter.

•	Net income attributable to Xunlei was US$1.0 million, compared with a net loss attributable to Xunlei of US$4.7 million in the corresponding period of last year and a net income attributable to Xunlei of US$0.3 million in the previous quarter.

•	Non-GAAP net income attributable to Xunlei was US$3.4 million, compared with a net loss of US$4.5 million in the corresponding period of last year and a net income of US$2.3 million in the previous quarter.

Fiscal Year Ended December 31, 2014 Financial Summary

•	Total revenues were US$182.9 million, an increase of 1.5% from 2013.

•	Subscription revenues were US$98.2 million, an increase of 13.2% from 2013.

•	Operating loss was US$11.8 million, compared with an operating income of US$3.8 million in 2013.

•	Non-GAAP operating loss[1] was US$4.2 million, compared with a non-GAAP operating income of $5.9 million in 2013.

•	Net income attributable to Xunlei was US$10.9 million, compared with a net income attributable to Xunlei of US$10.7 million in 2013.

•	Non-GAAP net income attributable to Xunlei was US$10.4 million, compared with a Non-GAAP net income attributable to Xunlei of US$11.2 million in 2013.

Mr. Sean Zou, Chairman and Chief Executive Officer of Xunlei, commented on the results: “Our fourth quarter revenues were close to the high end of the guidance range we provided to the market. 2015 is an important year for Xunlei, in its transition to mobile internet and continued product innovation. We will be concentrating on executing our mobile strategies, Project Crystal, and focused approach to managing our existing businesses.”

[1]	Non-GAAP financial measures in this release exclude share-based compensation expenses and gain/loss on fair value change of warrants liabilities, amortization of the beneficial conversion feature of Series E preferred shares upon IPO and deemed dividend to preferred shareholders upon IPO. See “About Non-GAAP Financial Measures” at the end of this release.

Fourth Quarter 2014 Results

Total Revenues

Total revenues were US$46.7 million, up 7.1% year-over-year and down 5.2% sequentially. Subscription and advertising revenues both declined year-over-year and sequentially, while revenues generated by other internet value-added services were up both year-over-year and sequentially.

Subscription: Revenues from subscriptions were US$23.2 million, down 3.1% year-over-year and 6.8% sequentially. The decline in number of subscribers, from 5.1 million as of 31 December 2013 to 4.9 million as of 31 December 2014, contributed to revenues decreases both year-over-year and sequentially.

Online advertising: Revenues from online advertising were US$8.9 million, down 8.3% year-over-year and 26.1% sequentially. Both average spending per advertiser and the number of advertisers decreased on a sequential basis.

Other internet value-added services: Revenues from other internet value-added services were US$14.6 million, up 46.8% year-over-year and 18.3% sequentially. Both year-over-year and sequential growths were primarily attributable to increases in online games revenues.

Cost of Revenues

Cost of revenues was US$24.0 million, down 13.7% year-over-year. The decrease from the corresponding period of last year was primarily attributable to decreases in both content costs and bandwidth costs.

Bandwidth costs: Bandwidth costs were US$9.5 million, down 7.4% year-over-year. The decrease was mainly due to a decrease of bandwidth costs in subscription.

Content costs: Content costs were US$8.1 million, down 33.9% year-over-year. This was mainly due to a decrease of content purchases in the fourth quarter of 2014.

Gross Profit and Gross Margin

Gross profit for the quarter was US$22.1 million, up 53.6% year-over-year. Gross margin was 47.4%, compared with 33.0% in the same quarter last year. The increase in gross margin was primarily attributable to decreases in content costs and bandwidth costs as percentages of revenues.

Operating Expenses

Total operating expenses for the quarter were US$28.2 million, up 12.4% year-over-year. The increase was primarily attributable to an increase in staff compensation expenses.

Sales and marketing expenses

Sales and marketing expenses for the quarter were US$9.4 million, accounting for 20.1% of total revenues, compared with 17.8% in the corresponding period of last year.

General and administrative expenses

General and administrative expenses for the quarter were US$8.4 million, accounting for 17.9% of total revenues, compared with 20.2% in the corresponding period of last year.

Research and development expenses

Research and development expenses for the quarter were US$10.4 million, accounting for 22.3% of total revenues, compared with 19.6% in the corresponding period of last year. The increase was mainly due to the rise in staff compensation expenses.

Operating Loss

Operating loss in the fourth quarter of 2014 was US$6.0 million, compared with an operating loss of US$10.0 million in the corresponding period of last year. Non-GAAP operating loss was US$3.6 million, compared with Non-GAAP operating loss of US$9.0 million in the corresponding period of last year.

Net Income and EPS

Net income attributable to Xunlei was US$1.0 million in the fourth quarter of 2014, compared with a net loss of US$4.7 million in the corresponding period of last year. Non-GAAP net income attributable to Xunlei was US$3.4 million in the fourth quarter of 2014, compared with a Non-GAAP net loss of US$4.5 million in the corresponding period of last year.

Diluted earnings per ADS in the fourth quarter of 2014 was US$0.0150. Non-GAAP diluted earnings per ADS in the fourth quarter of 2014 was US$0.0518.

Cash Balance

As of December 31, 2014, the Company had cash, cash equivalents and short-term investments of US$433.7 million, compared with US$134.9 million as of December 31, 2013. The increase was primarily attributable to private financings and the initial public offering of the company in 2014.

Fiscal Year ended December 31, 2014 Unaudited Financial Results

Total Revenues

Total revenues were US$182.9 million, up 1.5%. The 13.2% increase in subscription business was partially offset by a 20.1% decrease of advertising revenues. Revenues from other internet value-added services grew 1.8%.

Subscription: Revenues from subscriptions were US$98.2 million, an increase of 13.2%. The growth was mainly attributable to an increase in subscriber numbers in the first three quarters of 2014.

Online advertising: Revenues from online advertising were US$38.4 million, down 20.1% year-over-year. The decrease was mainly due to decrease in the number of advertisers.

Other internet value-added services: Revenues from other internet value-added services were US$46.3 million, up 1.8%. The growth was mainly attributable to an increase in the pay-per-view business.

Cost of Revenues

Cost of revenues was US$98.5 million, up 5.6%, mainly due to increases in bandwidth costs and depreciation of servers and other equipment. The increase of cost of revenues was partially offset by a decrease in content costs.

Bandwidth costs: Bandwidth costs were US$40.4 million, up 13.9%. The growth was mainly due to an increase in bandwidth costs for subscription services.

Content costs: Content costs were US$34.7 million, down 3.6% from US$36.0 million in 2013.

Gross Profit and Gross Margin

Gross profit for the year was US$81.1 million, compared with US$81.3 million in 2013. Gross margin was 44.3%, compared with 45.1% in 2013, primarily due to an increase in bandwidth costs.

Operating Expenses

Total operating expenses for the year were US$94.4 million, up 20.2%, primarily due to an increase of staff compensation expenses, including share-based compensation.

Sales and marketing expenses

Sales and marketing expenses for the year were US$29.3 million, accounting for 16.0% of total revenues, compared with 14.8% in 2013.

General and administrative expenses

General and administrative expenses for the year were US$30.0 million, accounting for 16.4% of total revenues, compared with 12.8% in 2013. The growth was primarily due to an increase in staff compensation expenses, including share-based compensation.

Research and development expenses

Research and development expenses for the year were US$35.2 million, accounting for 19.2% of total revenues, compared with 16.0% in 2013. The increase was mainly due to the rise in staff compensation expenses.

Operating Loss/Income

Operating loss was US$11.8 million, compared with an operating income of US$3.8 million in the previous fiscal year. Non-GAAP operating loss was US$4.2 million, compared with a non-GAAP operating income of US$5.9 million in 2013.

Net Income/Loss and EPS

Net income attributable to Xunlei was US$10.9 million, compared with US$10.7 million in 2013. Non-GAAP net income attributable to Xunlei was US$10.4 million, compared with US$11.2 million 2013.

In the fiscal year ended December 31, 2014, diluted loss per ADS and non-GAAP diluted loss per ADS were US$2.7028 and US$0.6066 respectively.

Outlook

We remain optimistic regarding the progress of our mobile initiatives, and look to deeper integration with Xiaomi as its key drivers. However, in the near term, we expect our PC-based download acceleration subscriptions to decline as a result of the ongoing and increased government scrutiny of internet content in China, which we expect to continue to have a negative impact on our subscription revenues. The Company is continuing its compliance efforts in response to the government’s internet content campaign and as a result, saw a reduction in the number of total subscribers in the fourth quarter of 2014. In addition, the Company has permitted temporary suspension of services to about 350,000 existing subscribers as of the end of the fourth quarter.

Guidance for First Quarter 2015

For the first quarter 2015, Xunlei estimates total revenues to be between US$37 million to US$41 million, the midpoint of the range representing a year over year decrease of 5% and a quarter-over-quarter decline of 16%. This estimate represents management’s preliminary view as of the date of this release, which is subject to change and change could be material.

Conference Call Details

Xunlei’s management will host a conference call at 8:00 a.m. US Eastern Time (8:00 p.m. Beijing/Hong Kong Time) on March 12, 2015, to discuss its quarterly and fiscal year results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	400-120-0654
Hong Kong:	800-906-606
United States:	+1-855-500-8701
International:	+65 6723-9385
Passcode:	99042551

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China:	400-602-2065
Hong Kong:	800-963-117
United States:	+1-855-452-5696
International:	+61-2-9003-4211
Replay Passcode:	99042551
Replay End Date:	March 26th, 2015

About Xunlei

Xunlei Limited (“Xunlei”) is the No. 1 acceleration product provider in China as measured by market share in December 2014, according to iResearch. Xunlei operates a powerful internet platform in China based on cloud computing to provide users with quick and easy access to digital media content through its core products and services, Xunlei Accelerator and the cloud acceleration subscription services. Xunlei is increasingly extending into mobile devices in part through potentially pre-installed acceleration products in mobile phones and to living rooms through TV coverage. Benefitting from the large user base accumulated by Xunlei Accelerator, Xunlei has further developed various value-added services, including Xunlei Kankan, online game and pay per view, to meet a fuller spectrum of its users’ digital media content access and consumption needs.

IR Contact:

Xunlei Limited

Mr. Chen Yuanyuan

Director of Investor Relations

Tel: +86 139 2337 7882

Email: chenyuanyuan@xunlei.com

Website: http://www.xunlei.com/about/

Fleishman-Hillard

Email: hkg.xnet@fleishman.com

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations, the “Outlook” and “Guidance” section in this press release, as well as the Company’s strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company’s ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company’s ability to keep up with technological developments and users’ changing demands in the Internet industry; the Company’s ability to convert its users into subscribers of its premium services; the Company’s ability to deal with existing and potential copyright infringement claims and other related claims; and the Company’s ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income/(loss) attributable to Xunlei, (3) non-GAAP net income/(loss) attributable to common shareholders, and (4) non-GAAP basic and diluted earnings per ADS. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expenses, gain/loss on fair value change of warrants liabilities, amortization of the beneficial conversion feature of Series E preferred shares upon IPO and deemed dividend to preferred shareholders upon IPO which (1) may not be indicative of Xunlei’s recurring core business operating results or (2) are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management’s internal comparisons to Xunlei’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	December 31, 2013	December 31, 2014
	US$	US$
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	93,906	404,275
Short-term investments	40,993	29,427
Accounts receivable, net	35,275	28,921
Deferred tax assets	1,185	2,091
Due from related parties	85	22
Prepayments and other current assets	6,319	14,560
Copyrights related to content, current portion	16,018	16,013

Total current assets	193,781	495,309

Non-current assets:
Long-term investments	2,949	5,498
Deferred tax assets	9,430	10,862
Property and equipment, net	20,208	17,519
Intangible assets, net	11,958	20,097
Goodwill	—	23,237
Prepayments for content copyrights	3,149	1,988
Other long-term prepayments and receivables	2,928	5,852

Total assets	244,403	580,362

Liabilities
Current liabilities:
Accounts payable	39,820	40,204
Due to a related party	225	84
Deferred revenue, current portion	29,352	30,094
Income tax payable	2,581	2,554
Accrued liabilities and other payables	33,407	31,415

Total current liabilities	105,385	104,351

Non-current liabilities:
Deferred revenue, non-current portion	9,190	5,494
Deferred tax liability, non-current portion	8,074	8,552
Warrants liabilities	2,186	—
Due to related parties, non-current portion	—	4,137
Other long-term payable	—	807

Total liabilities	124,835	123,341

Commitments and contingencies
Mezzanine equity	40,290	—
Equity
Series C convertible non-redeemable preferred shares	1	—
Series B convertible non-redeemable preferred shares	8	—
Series A-1 convertible non-redeemable preferred shares	9	—
Series A convertible non-redeemable preferred shares	7	—
Common shares (USD0.00025 par value, 195,504,449 shares authorized, 70,521,104 shares issued and 61,447,372 shares outstanding as at December 31, 2013; 1,000,000,000 shares authorized, 357,886,089 shares issued and 327,611,487 shares outstanding as at December 31, 2014)	15	82
Additional paid-in-capital	61,634	446,087
Treasury shares	2	10
Accumulated other comprehensive income	6,003	5,894
Statutory reserves	4,478	5,132
Retained earnings	7,037	686

Total Xunlei Limited’s shareholders’ equity	79,194	457,891
Non-controlling interests	84	(870)

Total liabilities, mezzanine equity and shareholders’ equity	244,403	580,362

XUNLEI LIMITED

Condensed Consolidated Statements of Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended			Twelve months ended
	December 31, 2014	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2013
	US$	US$	US$	US$	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues, net of rebates and discounts	46,674	43,559	49,249	182,887	180,244
Business taxes and surcharges	(525)	(1,301)	(623)	(3,358)	(5,650)

Net revenues	46,149	42,258	48,626	179,529	174,594
Cost of revenues	(24,047)	(27,866)	(25,729)	(98,459)	(93,260)

Gross profit	22,102	14,392	22,897	81,070	81,334
Operating expenses
Research and development expenses	(10,409)	(8,533)	(9,085)	(35,175)	(28,832)
Sales and marketing expenses	(9,403)	(7,734)	(8,454)	(29,253)	(26,610)
General and administrative expenses	(8,374)	(8,803)	(8,104)	(29,960)	(23,073)

Total operating expenses	(28,186)	(25,070)	(25,643)	(94,388)	(78,515)

Net gain from exchange of content copyrights	53	699	513	1,556	1,020

Operating income/(loss)	(6,031)	(9,979)	(2,233)	(11,762)	3,839

Interest income	2,490	303	2,154	6,733	1,189
Interest expense	(59)	—	(60)	(163)	—
Other income, net	1,540	2,625	1,461	13,966	4,679
Share of income/(loss) from equity investee	48	(102)	(93)	(259)	25

Income/(loss) before income tax	(2,012)	(7,153)	1,229	8,515	9,732
Income tax benefit/(expense)	2,773	2,164	(1,139)	1,459	647

Net income/(loss)	761	(4,989)	90	9,974	10,379
Less: net loss attributable to non-controlling interest	(229)	(264)	(259)	(950)	(283)

Net income/(loss) attributable to Xunlei	990	(4,725)	349	10,924	10,662

Allocation of net income to participating preferred shareholders		3,700	—	—	(4,094)
Contingent beneficial conversion feature of Series C to a Series C shareholder	—			(57)	—
Deemed dividend to Series D shareholder from its modification	—			(279)	—
Accretion of Series D to convertible redeemable preferred shares redemption value	—	(1,084)	—	(1,870)	(4,300)
Accretion of Series E to convertible redeemable preferred shares redemption value	—		—	(12,754)	—
Amortization of beneficial conversion feature of Series E	—		—	(4,139)	—
Amortization of beneficial conversion feature of Series E upon IPO	—	—	—	(49,346)
Deemed dividend to certain shareholders from repurchase of shares	—		—	(14,926)	—
Deemed dividend to preferred shareholders upon IPO	—		—	(32,807)	—

Net income/(loss) attributable to common shareholders	990	(2,109)	349	(105,254)	2,268

Earnings/(loss) per share for common shares
Basic	0.0030	(0.0946)	0.0011	(0.5406)	0.0369
Diluted	0.0030	(0.0946)	0.0010	(0.5406)	0.0097
Earnings/(loss) per ADS
Basic	0.0152	(0.4728)	0.0054	(2.7028)	0.1845
Diluted	0.0150	(0.4728)	0.0052	(2.7028)	0.0485
Weighted average number of common shares used in calculating:
Basic	325,436,943	61,447,372	325,028,169	194,711,227	61,447,372
Diluted	330,053,520	61,447,372	336,112,324	194,711,227	76,065,898
Weighted average number of ADSs used in calculating:
Basic	65,087,389	12,289,474	65,005,634	38,942,245	12,289,474
Diluted	66,010,704	12,289,474	67,222,465	38,942,245	15,213,180

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended			Twelve months ended
	December 31, 2014	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2013
	US$	US$	US$	US$	US$
GAAP operating income/(loss)	(6,031)	(9,979)	(2,233)	(11,762)	3,839
Share-based compensation expenses	2,429	1,008	1,972	7,532	2,096
Non-GAAP operating income/(loss)	(3,602)	(8,971)	(261)	(4,230)	5,935

Net income/(loss) attributable to Xunlei	990	(4,725)	349	10,924	10,662
Share-based compensation expenses	2,429	1,008	1,972	7,532	2,096
Gain on fair value changes of warrants liabilities	—	(773)	—	(8,054)	(1,531)
Non-GAAP net income/(loss) attributable to Xunlei	3,419	(4,490)	2,321	10,402	11,227

Net income/(loss) attributable to common shareholders	990	(2,109)	349	(105,254)	2,268
Share-based compensation expenses	2,429	1,008	1,972	7,532	2,096
Gain on fair value changes of warrants liabilities	—	(773)	—	(8,054)	(1,531)
Amortization of beneficial conversion feature of Series E upon IPO	—	—	—	49,346	—
Deemed dividend to preferred shareholders upon IPO	—	—	—	32,807	—
Non-GAAP net income/(loss) attributable to common shareholders	3,419	(1,874)	2,321	(23,623)	2,833

GAAP earnings/(loss) per share for common shares:
Basic	0.0030	(0.0946)	0.0011	(0.5406)	0.0369
Diluted	0.0030	(0.0946)	0.0010	(0.5406)	0.0097

GAAP earnings/(loss) per ADS:
Basic	0.0152	(0.4728)	0.0054	(2.7028)	0.1845
Diluted	0.0150	(0.4728)	0.0052	(2.7028)	0.0485

Non-GAAP earnings/(loss) per share for common shares:
Basic	0.0105	(0.0907)	0.0071	(0.1213)	0.0461
Diluted	0.0104	(0.0907)	0.0069	(0.1213)	0.0372

Non-GAAP earnings/(loss) per ADS:
Basic	0.0526	(0.4536)	0.0357	(0.6066)	0.2305
Diluted	0.0518	(0.4536)	0.0345	(0.6066)	0.1862

Weighted average number of common shares used in calculating:
Basic	325,436,943	61,447,372	325,028,169	194,711,227	61,447,372
Diluted	330,053,520	61,447,372	336,112,324	194,711,227	76,065,898

Weighted average number of ADSs used in calculating:
Basic	65,087,389	12,289,474	65,005,634	38,942,245	12,289,474
Diluted	66,010,704	12,289,474	67,222,465	38,942,245	15,213,180